Morningstar Investment Services LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	29,614,452
Fees receivable, less allowance for credit losses of $4,169		6,084,076
Loan to Ultimate Parent		93,900,000
Interest receivable on loan to Ultimate Parent		8,642,014
Other assets		198,074
Total assets	$	138,438,616
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	3,107,253
Due to Parent		756,896
Due to Ultimate Parent		2,870,539
Total liabilities	$	6,734,688
Shareholder's equity:		
Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		24,141,450
Retained earnings		107,562,477
Total shareholder's equity	$	131,703,928
Total liabilities and shareholder's equity	$	138,438,616

See accompanying notes to statement of financial condition.